UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-66859 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sutter Securities Clearing, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Venture, Suite 395
(No. and Street)

| Irvine | CA | 92618 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Keith Moore | 949-295-1580 | keith@boustead1828.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson
(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd, #404 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/15/05 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**OATH OR AFFIRMATION**

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sutter Securities Clearing, LLC, as of 2/27, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Annamarie Orcher

Notary Public

Please See Attached

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT** **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of February (Month), 2023 (Year), by

(1) Keith Moore

(and (2) ________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANNAMARIE ORCHER
Notary Public - California
Orange County
Commission # 2382908
My Comm. Expires Nov 13, 2025

*Place Notary Seal and/or Stamp Above*

Signature ________________
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: Cover letter for Audit - Annual Report

Document Date: Feb. 27th, 2022 Number of Pages: 2

Signer(s) Other Than Named Above: Keith Moore

# Sutter Securities Clearing, LLC

## Report Pursuant to Rule 17a-5 (d)

## Financial Statements

## For the Year Ended December 31, 2022

## Contents

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Sutter Securities Clearing, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Sutter Securities Clearing, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Sutter Securities Clearing, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Sutter Securities Clearing, LLC's management. My responsibility is to express an opinion on Sutter Securities Clearing, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Sutter Securities Clearing, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Sutter Securities Clearing, LLC's auditor since 2017.
Tarzana, California
February 27, 2023

**Sutter Securities Clearing, LLC**
**Statement of Financial Condition**
**December 31, 2022**

Assets

| | | |
|---|---|---|
| Cash | $ | 672,680 |
| Due from Related Party | | 6,000 |
| Total Assets | $ | 678,680 |

Liabilities and Members' Equity

| | | |
|---|---|---|
| Liabilities | | |
| Accounts Payable and Accrued Expenses | $ | 5,324 |
| Due to Related Party | | 75,000 |
| Total Liabilities | $ | 80,324 |
| Members' Equity | | 598,356 |
| Total Liabilities and Members' Equity | $ | 678,680 |

See Accompanying Notes to Financial Statements

**Sutter Securities Clearing, LLC**
**Statement of Operations**
**For the Year Ended December 31, 2022**

| | |
|---|---|
| Revenue | |
| Fee Income | 86,721 |
| Total Revenue | $ 86,721 |
| Expenses | |
| General administrative | $ 7,936 |
| Bad Debt | 6,000 |
| Occupancy | 4,503 |
| Professional fees | 58,456 |
| Bonds and insurance | 755 |
| Regulatory fees | 33,084 |
| Total Expenses | $110,734 |
| Net Income (Loss) Before Taxes | $ (24,013) |
| Less: Income Tax Expense | $ 800 |
| Net Income (Loss) | $ (24,813) |

See Accompanying Notes to Financial Statements

**Sutter Securities Clearing, LLC**
**Statement of Changes in Members' Equity**
**For the Year Ended December 31, 2022**

| | Total |
|---|---|
| Balance, December 31, 2021 | $623,168 |
| Net Income (Loss) | (24,813) |
| Balance, December 31, 2022 | $598,355 |

See Accompanying Notes to Financial Statements

**Sutter Securities Clearing, LLC**
**Statement of Changes in Cash Flows**
**For the Year Ended December 31, 2022**

| | | |
|---|---|---|
| Cash Flows from Operating Activities: | | |
| Net Income | $ | (24,813) |
| Bad Debt | | 6,000 |
| | | |
| Changes in Operating Assets and Liabilities: | | |
| Deposits and Prepaid Expenses | | 14,027 |
| Due to Related Party | | 15,000 |
| Due From Related Party | | (6,000) |
| Accounts Payable | | (1,109) |
| Net Cash Provided by (Used in) Operating Activities | $ | 3,105 |
| | | |
| Investing Activities | | |
| Net cash provided by Investing Activities | $ | - |
| | | |
| Financing Activities | | |
| Net cash provided by Financing Activities | $ | - |
| | | |
| Net Increase (Decrease) in Cash | $ | 3,105 |
| | | |
| Cash at Beginning of Year | | 669,575 |
| | | |
| Cash at End of Year | $ | 672,680 |
| | | |
| SUPPLEMENTAL INFORMATION | | |
| | | |
| Cash Paid for Interest | $ | - |
| Cash Paid for Income Taxes | $ | 800 |

See Accompanying Notes to Financial Statements

## Note 1 – Organization and Nature of Business

Sutter Securities Clearing, LLC (the "Company"), formerly known as Fintech Clearing, LLC and FlashFunders Securities, LLC was organized in the State of Delaware in 2005 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company utilizes a web-based platform at www.flashfunders.com to conduct securities offerings pursuant to SEC Regulation A and Rule 506(c) of Regulation D. The Company is subject to SEC Rule 15c2-4 – Transmission or Maintenance of Payments Received in Connection with Underwritings and is permitted to hold customer funds in accounts as agent for the investors in issuer specific offerings. The Company receives fees from issuers for conducting the offerings.

## Note 2 – Significant Accounting Policies

**Revenues** – The Company receives fees from issuers for conducting the offerings. Fees are typically a percentage of the offering proceeds received by the issuer and are recognized when received. The Company recognizes advisory fees when earned, usually after completion of the engagement or receipt of non-refundable fees in accordance with the terms of its engagement agreements.

**ASC 606 Revenue Recognition**

**Revenue:**

*A. Significant accounting policy*

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

*B. Nature of services*

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments:

- Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

**Note 2 – Significant Accounting Policies, Continued**

**Basis of Presentation** – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities, including the use of the www.flashfunders.com website;
- The carrying and clearing of customer funds in connection with such offerings; and
- Corporate finance and investment banking and advisory services.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes** - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800. The accompanying financial statements include an $800 minimum franchise tax.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2019 to the present, generally for three years after they are filed.

## Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2022.

## Note 4 - Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party. Two customers accounted for 99% of the Company's revenues during 2022.

**Note 5 – Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's minimum net capital requirement is the greater of 6 2/3rds of aggregated indebtedness or $250,000. The Company's minimum net capital is calculated as $250,000. At December 31, 2022, the Company had net capital of $592,356 which was $342,556 in excess of its required net capital of $250,000. The Company's net capital ratio was .1356 to 1.

**Note 6 – Operating Lease Commitments**

The Company leases office space in Irvine, California under month-to-month operating leases at the rate of approximately $375 per month. There are no future minimum lease payments under these lease agreements. The Company's office lease expense totaled $4,503 for the year ended December 31, 2022.

In February 2016, FASB Issued ASU 2016-02 (842) on leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 (842) is effective for annual an interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is subject to this requirement in as much as it has an expense sharing agreement with affiliates.

**Note 7 - Litigation**

The Company is not involved in any litigation.

**Note 8 – Subsequent Events**

The management has reviewed the results of operations for the period of time from its year end December 31, 2022 through February 27, 2023 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**Note 9 – Related Party**

At December 31, 2022, the Company owed a related party $75,000 and is due $6,000 from a related party. During the year ended December 31, 2022 the majority of the Company's revenue was from a related party. The company shares its rent payment with a related party.

**Sutter Securities Clearing, LLC**
**Schedule I - Computation of Net Capital**
**Requirements Pursuant to Rule 15c3-1**
**December 31, 2022**

| | | |
|---|---|---|
| Computation of Net Capital | | |
| Total ownership equity from statement of financial condition | $ | 598,356 |
| Non allowable assets | | |
| Due from Related Party | $ | (6,000) |
| Net Capital | $ | 592,356 |
| | | |
| Computation of Net Capital Requirements | | |
| Minimum net aggregate indebtedness | $ | 5,355 |
| Minimum dollar net capital required | $ | 250,000 |
| Net Capital required (greater of above amounts) | $ | 250,000 |
| Excess Capital | $ | 342,356 |
| | | |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 584,324 |
| | | |
| Computation of Aggregate Indebtedness | | |
| Total liabilities net of income taxes payable | $ | 80,324 |
| Aggregate indebtedness to net capital | | 13.56% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| Net Capital Per Company's Computation | $ | 342,356 |
| Net Capital Per Audited Report | $ | 342,356 |

See Accompanying Notes to Financial Statements

**Sutter Securities Clearing, LLC**
**Schedule II**
**Computation for Determination of Reserve Requirements**
**Pursuant to SEC Rule 15c3-3**
**As of December 31, 2022**

| | |
|---|---|
| **Credit balances** | |
| Free credit balances and other credit balances in customers' security accounts. | $ - |
| Monies borrowed collaterized by securities carried for the accounts of customers | - |
| Monies payable against customers' securities loaned | - |
| Customers' securities failed to receive | - |
| Credit balances in firm accounts which are attributable to principal sales to customers | - |
| Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days | - |
| Market value of short security count differences over 30 calendar day | - |
| Market value of short securities and credits in all suspense accounts over 30 calendar days | - |
| Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer furing the 40 days | - |
| ***Total credits*** | $ - |
| **Debit balances** | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection | - |
| Securities borrowed to effectuate short sales by customers and securities borrowed for delivery on customers' securities failed to deliver | - |
| Failed to deliver of customers' securities not older than 30 calendar days | - |
| Other debit items | - |
| ***Total debits*** | |
| **Reserve computation** | |
| Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account" | $ - |
| Amount on deposit in the Reserve Bank Account as of year ending December 31, 2021 | $ - |
| Required deposit as of year ending December 31, 2022 | - |

See Independent Auditors Report

**Sutter Securities Clearing, LLC**
**Schedule III**
**Information Relating to Possession or Control Requirements**
**Pursuant to SEC Rule 15c3-3**
**As of December 31, 2022**

| | |
|---|---|
| Customers' fully paid securities and excess margin securities not in the Company's possession and control as of the report date, but for which the required action was not taken by the Company within the time frames specified under Rule 15c | - |
| Number of items | 0 |
| Customer fully paid securities and excess margin securities to which instructions to reduce the possession and control have not been issued as of the report date, excluding items as permitted by Rule 15c3-3 | - |
| Number of items | 0 |

See Independent Auditors Report

**Sutter Securities Clearing, LLC**

**Report on Exemption Provisions**

**Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and § 240.15c3-3(e)**

**For the Year Ended December 31, 2022**

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Sutter Securities Clearing, LLC
Irvine, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Sutter Securities Clearing, LLC, stated that Sutter Securities Clearing, LLC's, business activities are limited to private placement of securities and the carrying and clearing of customer funds and securities in connection with such offerings and corporate finance and investment banking and advisory services, and that it has held customer funds or securities and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4") and that Sutter Securities Clearing, LLC is a "non-covered" firm pursuant to Footnote 74 to SEC Release and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. Sutter Securities Clearing, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Sutter Securities Clearing, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Sutter Securities Clearing, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 27, 2023

**Sutter Securities Clearing, LLC Exemption Report**

I, as member of the management of Sutter Securities Clearing, LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has held customer funds or securities and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"). The Company limits its business activities private placement of securities and the carrying and clearing of customer funds and securities in connection with such offerings and corporate finance and investment banking and advisory services.

The Company has maintained compliance with the above throughout the year ended December 31, 2022, without exception.

Sutter Securities Clearing, LLC

_________________________

Keith Moore, CEO
February 27, 2023